SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NII Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

62913F508
(CUSIP Number)

David Metzman, Esq.

c/o Aurelius Capital Management, LP

535 Madison Avenue, 22nd Floor

New York, New York 10022

(646) 445-6590

with a copy to:

Eleazer Klein, Esq.

Jason Kaplan, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 26, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 13 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62913F508	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS ACP Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,211,111
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,211,111
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,211,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 62913F508	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS Aurelius Capital Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,539,271
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,539,271
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,539,271
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 62913F508	SCHEDULE 13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS Aurelius Convergence Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 680,104
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 680,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 680,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 62913F508	SCHEDULE 13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS Aurelius Investment, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,205,137
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,205,137
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,205,137
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 62913F508	SCHEDULE 13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS Aurelius Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,635,623
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,635,623
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,635,623
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 13.6%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP No. 62913F508	SCHEDULE 13D	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS Mark D. Brodsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,635,623
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,635,623
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,635,623
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 13.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 62913F508	SCHEDULE 13D	Page 8 of 13 Pages

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $0.001 par value (the “Common Stock”), of NII Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 1875 Explorer Street, Suite 800, Reston, Virginia, 20190.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) ACP Master, Ltd. (“ACP Master”), a Cayman Islands exempted company, with respect to the shares of Common Stock held by it;

(ii) Aurelius Capital Master, Ltd. (“Aurelius Capital Master”), a Cayman Islands exempted company, with respect to the shares of Common Stock held by it;

(iii) Aurelius Convergence Master, Ltd. (“Aurelius Convergence Master” and, together with ACP Master and Aurelius Capital Master, the “Aurelius Master Funds”), a Cayman Islands exempted company, with respect to the shares of Common Stock held by it;

(iv) Aurelius Investment, LLC (“Aurelius Investment” and, together with the Aurelius Master Funds, the “Aurelius Entities”), a Delaware limited liability company which is owned by the Aurelius Master Funds, with respect to the shares of Common Stock held by it;

(v) Aurelius Capital Management, LP (“Aurelius Capital Management”), a Delaware limited partnership that serves as investment manager or manager to each of the Aurelius Entities, with respect to the shares of Common Stock owned by the Aurelius Entities; and

(vi) Mark D. Brodsky, who serves as the Senior Managing Member of Aurelius Capital Management GP, LLC, which is the general partner of Aurelius Capital Management, with respect to the shares of Common Stock owned by the Aurelius Entities.

The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise.

(b)               The address of the principal business office of each of the Aurelius Master Funds is c/o GlobeOp Financial Services (Cayman) Limited, 45 Market Street, Suite 3205, 2nd Floor, Gardenia Court, Camana Bay, West Bay Road South, Grand Cayman KY1-9003, Cayman Islands. The address of the principal business office of Aurelius Investment, Aurelius Capital Management and Mark D. Brodsky is 535 Madison Avenue, 22nd Floor, New York, NY 10022.

CUSIP No. 62913F508	SCHEDULE 13D	Page 9 of 13 Pages

(c)                The principal business of the Aurelius Entities is investing in securities. The principal business of Aurelius Capital Management is to act as the investment manager or manager to the Aurelius Entities and other related entities. The principal business of Mark D. Brodsky is serving as Chairman of Aurelius Capital Management and managing the business of the Reporting Persons and their affiliated entities.

(d)               None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f)                The jurisdiction of organization of the Aurelius Entities and Aurelius Capital Management is set forth in Item 2(a) above. Mark D. Brodsky is a United States citizen.

Schedule A attached hereto sets forth the information regarding the general partner of Aurelius Capital Management and the directors of each of the Aurelius Master Funds (collectively, the “Instruction C Persons”).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Aurelius Entities acquired the Common Stock reported in this Schedule 13D pursuant to the Plan (as defined in Item 4), as more fully described in Item 4.

ITEM 4. PURPOSE OF TRANSACTION

As described in the Current Report on Form 8-K filed by the Issuer on June 22, 2015 (the “Form 8-K”), on September 15, 2014, the Issuer and certain of its subsidiaries (the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) seeking relief under Chapter 11 of Title 11 of the United States Bankruptcy Code (the “Bankruptcy Proceedings”). On June 19, 2015, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the First Amended Joint Plan of Reorganization Proposed by the Debtors and Debtors in Possession and the Official Committee of Unsecured Creditors (the “Plan”). A copy of the Plan is attached as Exhibit 2.1 to the Form 8-K. In the aggregate, the Aurelius Entities were holders of approximately $805 million of Prepetition Notes (as defined in the Plan), and, as such, at the time of effectiveness of the Plan, the Aurelius Entities in aggregate received 13,635,623 shares of Common Stock under the Plan. The effective date of the Plan was June 26, 2015 (the “Effective Date”). The Aurelius Entities had, and exercised, the right under the Plan to appoint one director to the board of directors of the reorganized Issuer.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any

CUSIP No. 62913F508	SCHEDULE 13D	Page 10 of 13 Pages

time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and may (i) acquire additional Common Stock or other securities of the Issuer, (ii) dispose of any or all of their Common Stock or other securities of the Issuer and/or (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the Common Stock or other securities of the Issuer, depending upon the factors described below and/or other investment considerations.

In addition, the Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and may seek to influence or change the Issuer’s management, directors, operations, business, strategy, and/or future plans, which may include, among other things, discussions of potential strategic alternatives and other initiatives and transactions that may become available to the Issuer designed to enhance enterprise, shareholder and/or the Aurelius Entities respective investment values, including, without limitation, through potential discussions with management, directors, creditors, other shareholders, existing or potential strategic partners or competitors of the Issuer, industry analysts, investment and financing professionals and/or other third parties. Such matters and discussions may materially affect, and result in, the Reporting Persons modifying their respective investments in the Issuer, exchanging information with any of such persons pursuant to appropriate confidentiality or similar agreements or otherwise, working together with any of such persons pursuant to joint agreements or otherwise, proposing changes in the Issuer’s operations, governance, capitalization or strategic plans, or in proposing or engaging in one or more other actions set forth under subsections (a) through (j) of Item 4 of Schedule 13D. Factors that may influence the Reporting Persons’ actions include, but are not limited to, their view regarding the Issuer’s operations, business strategy, prospects, financial position and/or strategic direction, the outcome of the discussions and actions referenced herein, actions taken by the board of directors, creditors, other shareholders or other persons; price levels of the Common Stock and other securities; subsequent developments affecting the Issuer; the circumstances applicable to the respective Aurelius Entities (such as availability of funds, portfolio-management, tax and regulatory considerations, investment objectives, and other investment and business opportunities), conditions in the securities and debt market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Reporting Person is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based on 100,606,024 shares of Common Stock outstanding as of the Effective Date, as the Reporting Persons have been informed by the Issuer.

(c) Other than as reported in Item 4, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

CUSIP No. 62913F508	SCHEDULE 13D	Page 11 of 13 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

On June 26, 2015, the Aurelius Entities entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement). Pursuant to the Registration Rights Agreement, the Issuer is required to use its commercially reasonable efforts to register the shares of Common Stock held by the Aurelius Entities and to have the registration statement be effective, subject to certain exceptions, within 96 days after the Effective Date. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the text of such agreement, which is referenced as Exhibit 2 to this Schedule 13D (and which is incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 30, 2015). Additionally, under the Plan, the Company must use its commercially reasonable efforts to cause the Common Stock to become listed on The New York Stock Exchange or the Global Market or Global Select Market of the NASDAQ Stock Market no later than 60 days after the Effective Date.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits:

Exhibit	Description
1	Joint Filing Statement Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
2	Registration Rights Agreement, dated June 26, 2015 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 30, 2015).

CUSIP No. 62913F508	SCHEDULE 13D	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2015.

ACP MASTER, LTD. By: Aurelius Capital Management, LP, solely as investment manager and not in its individual capacity		AURELIUS CAPITAL MASTER, LTD. By: Aurelius Capital Management, LP, solely as investment manager and not in its individual capacity

By:	/s/ Dan Gropper	By:	/s/ Dan Gropper
Name:	Dan Gropper	Name:	Dan Gropper
Title:	Managing Director	Title:	Managing Director

AURELIUS CONVERGENCE MASTER, LTD. By: Aurelius Capital Management, LP, solely as investment manager and not in its individual capacity		AURELIUS INVESTMENT, LLC By: Aurelius Capital Management, LP, solely as manager and not in its individual capacity

By:	/s/ Dan Gropper	By:	/s/Dan Gropper
Name:	Dan Gropper	Name:	Dan Gropper
Title:	Managing Director	Title:	Managing Director

AURELIUS CAPITAL MANAGEMENT, LP
/s/ Mark D. Brodsky
By:	/s/ Dan Gropper	MARK D. BRODSKY
Name:	Dan Gropper
Title:	Managing Director

CUSIP No. 62913F508	SCHEDULE 13D	Page 13 of 13 Pages

SCHEDULE A

INFORMATION REGARDING THE INSTRUCTION C PERSONS

The following sets forth the name, citizenship, principal occupation, position and address of each director or general partner and control person of the applicable Reporting Persons. To the best of the Reporting Persons’ knowledge, none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of the Instruction C Persons owns any shares of Common Stock.

ACP MASTER, LTD.

Cayman Private Manager I Ltd., a Cayman Islands exempt company, serves as the sole director of ACP Master. It has a principal business address of dms House, 20 Genesis Close, PO Box 314, Grand Cayman, KY1-1104, Cayman Islands.

AURELIUS CAPITAL MASTER, LTD.

Don Seymour, Aldo Ghisletta and Ronan Guilfoyle serve as the directors of Aurelius Capital Master. Each has a principal business address of dms House, 20 Genesis Close, PO Box 314, Grand Cayman, KY1-1104, Cayman Islands. Each director is a Cayman Islands citizen.

AURELIUS CONVERGENCE MASTER, LTD.

Don Seymour, Aldo Ghisletta and Ronan Guilfoyle serve as the directors of Aurelius Convergence Master. Each has a principal business address of dms House, 20 Genesis Close, PO Box 314, Grand Cayman, KY1-1104, Cayman Islands. Each director is a Cayman Islands citizen.

AURELIUS CAPITAL MANAGEMENT, LP

Aurelius Capital Management GP, LLC, the General Partner of Aurelius Capital Management, LP, is a Delaware limited liability company. Its principal business is acting as the general partner of Aurelius Capital Management, LP. Its principal business address is 535 Madison Avenue, 22nd Floor, New York, NY 10022. Mark D. Brodsky is the Senior Managing Member of Aurelius Capital Management GP, LLC.